UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of         March 2019

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information Contained in this Report on Form 6-K

Attached hereto as Exhibit 99.1 and incorporated herein by reference is the Company’s press release dated March 15, 2019. The figures contained in the press release do not reflect the sale and issuance by the Company on March 13, 2019 of a Senior Convertible Note, which was described in a Report on Form 6-K that the Company furnished on March 13, 2019, and which Report is hereby incorporated by reference herein and is included as Exhibit 10.1 to this Report on Form 6-K.

EXHIBIT INDEX

10.1	Report on Form 6-K furnished on March 13, 2019

99.1*	Press Release: Globus Maritime Limited Reports Financial Results for the Quarter and Year Ended December 31, 2018

*Furnished herewith

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO ARE HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2019

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, CEO & CFO